Securities and Exchange Commission
                            Washington, D.C. 20549
                            ----------------------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                           MULTI-MARKET RADIO, INC.
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                               (Name of issuer)

                Class A Common Stock, par value $.01 per share
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                        (Title of class of securities)

                                  625432 10 9
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                                (CUSIP number)

                                Michael Burrows
                               Baker & McKenzie
                               805 Third Avenue
                           New York, New York 10022
                                (212) 751-5700
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                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                August 28, 1996
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                         (Date of event which requires
                           filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.







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CUSIP No. 625432 10 9                      13D             Page 2 of ___ Pages





1       NAME OF REPORTING PERSON                         ROBERT F.X. SILLERMAN
        S.S. OR I.R.S. ID NO. OF ABOVE PERSON
- ------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER                          (a) [ ]
        OF A GROUP                                                     (b) [ ]
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3       SEC USE ONLY
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4      SOURCE OF FUNDS                                                  PF, 00
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
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6      CITIZENSHIP OR PLACE OF ORGANIZATION                      UNITED STATES
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 NUMBER OF                 7           SOLE VOTING POWER               227,000
 SHARES                   ----------------------------------------------------
 BENEFICIALLY              8           SHARED VOTING POWER
 OWNED                    ----------------------------------------------------
 BY EACH                   9           SOLE DISPOSITIVE POWER          107,000
 REPORTING                ----------------------------------------------------
 PERSON WITH              10           SHARED DISPOSITIVE POWER
- ------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED                             227,000
       BY EACH REPORTING PERSON
- ------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW                                [ ]
       (11) EXCLUDES CERTAIN SHARES
- ------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY                                    6.9%
       AMOUNT IN ROW (11)
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14     TYPE OF REPORTING PERSON                                             IN
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CUSIP No. 625432 10 9                      13D             Page 3 of ___ Pages




1                  NAME OF REPORTING PERSON                  MICHAEL G. FERREL
                   S.S. OR I.R.S. ID NO. OF ABOVE PERSON
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2                  CHECK THE APPROPRIATE BOX IF A MEMBER               (a) [ ]
                   OF A GROUP                                          (b) [ ]
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3                  SEC USE ONLY
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4                  SOURCE OF FUNDS                              NOT APPLICABLE
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5                  CHECK BOX IF DISCLOSURE OF LEGAL                        [ ]
                   PROCEEDINGS IS REQUIRED PURSUANT TO
                   ITEM 2(d) OR 2(e)
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6                  CITIZENSHIP OR PLACE OF ORGANIZATION          UNITED STATES
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NUMBER OF               7           SOLE VOTING POWER                   66,000
SHARES                  ------------------------------------------------------
BENEFICIALLY            8           SHARED VOTING POWER
OWNED                   ------------------------------------------------------
BY EACH                 9           SOLE DISPOSITIVE POWER              66,000
REPORTING               ------------------------------------------------------
PERSON WITH            10           SHARED DISPOSITIVE POWER
- ------------------------------------------------------------------------------
11                 AGGREGATE AMOUNT BENEFICIALLY OWNED                  66,000
                   BY EACH REPORTING PERSON
- ------------------------------------------------------------------------------
12                 CHECK IF THE AGGREGATE AMOUNT IN ROW                    [ ]
                   (11) EXCLUDES CERTAIN SHARES
- ------------------------------------------------------------------------------
13                 PERCENT OF CLASS REPRESENTED BY                        2.0%
                   AMOUNT IN ROW (11)
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14                 TYPE OF REPORTING PERSON                                 IN

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CUSIP No. 625432 10 9           13D                       Page 4 of ___ Pages




1                  NAME OF REPORTING PERSON                       BRUCE MORROW
                   S.S. OR I.R.S. ID NO. OF ABOVE PERSON
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2                  CHECK THE APPROPRIATE BOX IF A MEMBER               (a) [ ]
                   OF A GROUP                                          (b) [ ]
- ------------------------------------------------------------------------------
3                  SEC USE ONLY

- ------------------------------------------------------------------------------
4                  SOURCE OF FUNDS                              NOT APPLICABLE
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5                  CHECK BOX IF DISCLOSURE OF LEGAL                        [ ]
                   PROCEEDINGS IS REQUIRED PURSUANT TO
                   ITEM 2(d) OR 2(e)
- ------------------------------------------------------------------------------
6                  CITIZENSHIP OR PLACE OF ORGANIZATION          UNITED STATES
- ------------------------------------------------------------------------------
 NUMBER OF              7           SOLE VOTING POWER                   20,000
 SHARES              ---------------------------------------------------------
 BENEFICIALLY           8           SHARED VOTING POWER
 OWNED               ---------------------------------------------------------
 BY EACH                9           SOLE DISPOSITIVE POWER              10,000
 REPORTING           ---------------------------------------------------------
 PERSON WITH           10           SHARED DISPOSITIVE POWER
- ------------------------------------------------------------------------------
11                 AGGREGATE AMOUNT BENEFICIALLY OWNED                  20,000
                   BY EACH REPORTING PERSON
- ------------------------------------------------------------------------------
12                 CHECK IF THE AGGREGATE AMOUNT IN ROW                    [ ]
                   (11) EXCLUDES CERTAIN SHARES
- ------------------------------------------------------------------------------
13                 PERCENT OF CLASS REPRESENTED BY                        0.6%
                   AMOUNT IN ROW (11)
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14                 TYPE OF REPORTING PERSON                                 IN
- ------------------------------------------------------------------------------



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ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The transaction reported in this Amendment No. 1 of this statement on Schedule 13D is the conversion by Robert F.X. Sillerman of his non-voting Class C Common Stock, par value $.01 per share (the "Class C Common Stock"), and his non-voting Preferred Stock, par value $.01 per share (the "Preferred Stock"), into shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), which has ten votes per share on most matters. Accordingly, no funds or other consideration were used in connection with this transaction.

ITEM 4. PURPOSE OF TRANSACTION.

On August 28, 1996, Robert F.X. Sillerman converted, pursuant to the terms and conditions of the Certificate of Incorporation of Multi-Market Radio, Inc. (the "Company"), certain non-voting stock of the Company into 493,334 shares of Class B Common Stock which has 10 votes per share, thereby giving Mr. Sillerman voting control of the Company on most matters. Since the Company's formation in 1993, Robert F.X. Sillerman, the Chairman of the Board of SFX Broadcasting, Inc. ("SFX"), has held among the largest economic interest in the Company. Mr. Sillerman's non-voting interest was comprised of 360,000 shares of the Company's Class C Common Stock and 133,334 shares of the Company's Preferred Stock. The Class B Common Stock has ten votes per share and the publicly-held Class A Common Stock has one vote per share on most matters. As a result of such conversions, Mr. Sillerman may be deemed to be the beneficial owner of shares representing approximately 53.5% of the combined voting power of the Company. Under limited circumstances, including the Company's pending merger with SFX (the "Merger"), the Class B Common Stock will have only one vote per share. Accordingly, in connection with the approval of the Merger, Mr. Sillerman holds shares representing 17.6% of the combined voting power of the Company.

Of the 493,334 shares of Class B Common Stock held by Mr. Sillerman, 133,334 of such shares (the "Escrow Shares") are being held in escrow pursuant to an agreement which allows Mr. Sillerman to vote such shares but provides that he may not sell, transfer or otherwise dispose of them prior to July 29, 1998. Pursuant to the terms of such agreement, the Escrow Shares will be released on July 29, 1998, provided that certain conditions are met.

Mr. Sillerman's conversion of Class C Common Stock and Preferred Stock into Class B Common Stock constitutes a change of control of the Company under the Communications Act of 1934, as amended, and the rules and regulations promulgated thereunder. Prior to such conversion, the change in control of the Company was approved by the Federal Communications Commission.

Pursuant to the terms of the Company's Certificate of Incorporation, Mr. Sillerman's right to convert his non-voting stock into Class B Common Stock was dependent upon certain conditions, including the existence, after May 15, 1996, of an event of default in the Company's obligations under its credit arrangements. The Company had defaulted under a covenant under its existing senior credit facility with respect to limits on its annual corporate overhead expenditures on several prior occasions, which defaults were waived by the Company's senior lender. The Company again defaulted under this covenant in the third quarter, which default was waived subsequent to Mr.


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Sillerman's conversion. Mr. Sillerman's ability to assume voting control of the Company was made possible as a result of therecent passage of the Telecommunications Act of 1996, which eliminated the limits on the number of radio stations one person or entity may own nationally and liberalized the limits on the number of radio stations one person or entity may own locally. The Merger agreement provides that the Company's senior credit facility will be repaid in full.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)  Robert F.X. Sillerman

          Mr. Sillerman is deemed to beneficially own 227,000 shares of Class A Common Stock, representing 6.9% of the outstanding shares of the Class A Common Stock and 493,334 shares of Class B Common Stock representing 77.9% of the oustanding shares of Class B Common Stock. The 227,000 shares of Class A Common Stock which Mr. Sillerman beneficially owns includes (i) 120,000 Escrow Shares and (ii) 40,000 shares issuable upon exercise of options that are currently exercisable or will be exercisable within 60 days hereof. Excluding the Escrow Shares, Mr. Sillerman would be deemed to beneficially own 107,000 shares, representing 3.3% of the outstanding shares of Class A Common Stock.


          Voting Power

          Including the Class B Common Stock, Messrs. Sillerman, Ferrel and Morrow would be deemed to beneficially own 53.5%, 1.5% and 13.7%, respectively, of the voting power of the Company's outstanding voting securities with respect to most matters and 17.6%, 1.3% and 3.6% with respect to the approval of the Merger.

     (c) The information set forth under Item 4 of this Amendment No. 1 is hereby incorporated by reference.





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                                  SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: September 11, 1996
                                              /s/ Robert F.X. Sillerman
                                              --------------------------------
                                                  Robert F.X. Sillerman

                                              /s/ Michael G. Ferrel
                                              --------------------------------
                                                  Michael G. Ferrel

                                              /s/ Bruce Morrow
                                              --------------------------------
                                                 Bruce Morrow